UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

AMENDED AND RESTATED NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as the Notification of Registration of Metropolitan Series Fund, Inc., a Maryland corporation, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such Notification of Registration submits the following information:

Metropolitan Series Fund

(Exact Name of Registrant as Specified in Charter)

501 Boylston Street

Boston, Massachusetts 02116

(Address of Principal Executive Office)

Registrant’s Telephone Number, Including Area Code: 617-578-4036

MICHAEL LAWLOR, ESQ.

MetLife Advisers, LLC

501 Boylston Street

Boston, MA 02116

(Name and Address of Agent for Service)

Copy to:

DAVID C. MAHAFFEY, ESQ.

Sullivan & Worcester LLP

1666 K St., N.W.

Washington, D.C. 20006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:

YES:  ☒*    NO:   ☐

*	In connection with a reorganization pursuant to which Metropolitan Series Fund, a Delaware statutory trust, will succeed to the business of Metropolitan Series Fund, Inc., a Maryland corporation, Metropolitan Series Fund hereby adopts, through this amended and restated notification of registration on Form N-8A/A, the registration statement of Metropolitan Series Fund, Inc. under and pursuant to the provisions of Section 8(b) of the Investment Company Act of 1940, as amended, and, through a separate filing pursuant to Rule 414 under the Securities Act of 1933, as amended, adopts the registration statement on Form N-1A of Metropolitan Series Fund, Inc. This amended and restated notification of registration on Form N-8A is effective April 30, 2012.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston, on the 30th day of April, 2012.

Signature:

METROPOLITAN SERIES FUND

By:	/s/ ELIZABETH M. FORGET
Name:	Elizabeth M. Forget
Title:	President and Chief Executive Officer

Attest:	/s/ PETER H. DUFFY
Name:	Peter H. Duffy
Title:	Vice President and Treasurer and Principal
Financial and Accounting Officer